Exhibit 99.3
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto announces 2009 iron ore price settlement
26 May 2009
Rio Tinto subsidiary Hamersley Iron has today reached agreement with Japan’s Nippon Steel Corporation on the price for Hamersley iron ore deliveries for the contract year commencing 1 April 2009.
Under this agreement, the new prices for Hamersley products will be:
Pilbara Blend Fines
US cents 97 per dry metric tonne unit
Yandicoogina Fines
US cents 97 per dry metric tonne unit
Pilbara Blend Lump
US cents 112 per dry metric tonne unit
Rio Tinto Iron Ore chief executive, Sam Walsh said: “Rio Tinto is pleased to reach this agreement today with Nippon Steel Corporation, Japan’s leading steelmaker.
“We believe this settlement is a realistic outcome for both parties — one that reflects the global market for iron ore and the current challenging market conditions facing our customers.”

	US cents per dry metric tonne unit
	2008	2009
Pilbara Blend Fines	144.66	97
Yandicoogina Fines	144.66	97
Pilbara Blend Lump	201.69	112
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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